SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Amendment No. 1

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH, 2013

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

EXPLANATORY NOTE

Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) is furnishing this amendment to Form 6-K to amend its Form 6-K report filed on February 27, 2013 that included a report entitled “Maxcom Report: Full Year and Fourth Quarter 2012 Results” dated February 27, 2013 (the “Report”). The Company revised several numbers in the Report, and the revised version is included as Item 1 to this Form 6-K/A.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

Item	Description of Items

1.	Maxcom Report: Full Year 2012 Results, dated February 27, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.

By:	/s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: March 1, 2013
Title: General Counsel

2

Full Year 2012 Results

MAXCOM REPORTS RESULTS FOR THE FULL

YEAR AND FOURTH QUARTER OF 2012

Mexico City, February 27, 2013. — Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended December 31, 2012.

NOTE: The monetary amounts in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Figures are expressed in millions of current Mexican Pesos.

Results | Full Year 2012

Financial Summary:

Million Pesos	4Q12	4Q11	Δ%	YE2012	YE2011	Δ%
Revenues	571	600	(5)%	2,201	2,376	(7)%
EBITDA	177	203	(13)%	690	810	(15)%
EBITDA Margin	31%	34%		31%	34%
Adj. EBITDA	178	198	(10)%	693	813	(15)%
Adj. EBITDA Margin	31%	33%		31%	34%
Net Income	(39)	(201)	N.A.	(136)	(513)	N.A.

Operating Highlights:

•                  Total company Revenue Generating Units or RGUs, increased in double digit rate, 10%, when compared to the same period last year. The Company recorded RGU net additions of 54,841 during 2012.

•                  Total company customer base increased by 10%, to reach 278,020 customers, in 2012 compared to 2011.

•                  When compared to the same period last year, voice RGUs increased by 1% to reach 366,891 active lines. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.

•                  Data residential RGUs increased by 26% to 131,657 in comparison to 104,295 in 2011.

•                  The number of coin operated public phones totaled 36,622, decreasing by 3% when compared to the same period last year.

•                  The entire mobile RGU base totaled 37,844 units which is 27% higher than the number registered in 2011.

•                  Pay TV number of RGUs increased by 26% to 70,845 units in comparison to 56,151 in 2011.

•                  Residential RGUs per customer increased to 1.8 in 2012, coming from a penetration of 1.7 in 2011; the Company remained in a 1.7 penetration during the past 2 years before this reporting quarter.

•                  Commercial RGUs per customer increased from 19.2 in 2011 to 21.5 in 2012, i.e. 12% YoY incremental change.

Operating Results

	4Q12	4Q11	Δ%
Residential Customers	274,780	248,627	11%
Voice	237,400	227,081	5%
Data	129,693	102,033	27%
Mobile	29,286	24,847	18%
TV	68,343	56,151	22%

Residential RGUs	484,832	424,121	14%
Voice	244,579	234,027	5%
Data	131,657	104,295	26%
Mobile	37,751	29,648	27%
TV	70,845	56,151	26%
RGU per Residential Customer	1.8	1.7

Commercial Customers	3,240	3,533	(8)%
Voice	2,915	3,238	(10)%
Data	1,407	1,407	0%
Mobile	23	26	(12)%
Other	182	176	3%

Commercial RGUs	69,764	67,826	3%
Voice	66,603	64,702	3%
Data	2,797	2,705	3%
Mobile	93	123	(24)%
Other	271	296	(8)%
RGU per Commercial Customer	21.5	19.2

Public Telephony RGUs	36,622	37,769	(3)%

Wholesale RGUs	19,087	25,748	(26)%

Total RGUs	610,305	555,464	10%

Voice RGUs	366,891	362,246	1%
Total Number of Customers	278,020	252,208	10%

Revenues

Maxcom total revenues for the year 2012 were Ps.2,201 million, those decreased 7% when compared to the Ps.2,376 million recorded in 2011. The following table is a breakdown of the sources of revenue for the Company.

	YE12		Weight %	YE11		Weight %	Δ%
Residential	Ps.	1,003	46%	Ps.	994	42%	1%
Commercial	632		29%	608		26%	4%
Public Telephony	175		8%	233		10%	(25)%
Wholesale	374		17%	527		22%	(29)%
Other Revenue	17		1%	14		0%	21%
Total	Ps.	2,201	100%	Ps.	2,376	100%	(7)%

Total revenues for the fourth quarter of 2012 were Ps.571 million, decreased 5% when compared to Ps.600 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

	4Q12		Weight %	4Q11		Weight %	Δ%
Residential	Ps.	261	46%	Ps.	237	39%	10%
Commercial	162		28%	152		25%	7%
Public Telephony	41		7%	53		9%	(23)%
Wholesale	103		18%	154		26%	(33)%
Other Revenue	4		1%	4		1%	0%
Total	Ps.	571	100%	Ps.	600	100%	(5)%

Residential

Residential revenues represented 46% of the total revenues during 2012, compared with 42% in 2011. Revenues in the residential business segment reached Ps.1,003 million, an increase of 1% or Ps.9 million in comparison to Ps.994 million recorded in 2011.

The Ps.9 million increase in revenues was mainly the effect of lesser revenues in voice by approximately Ps.90 million, which were fully offset by an increase of Ps.62 million in data revenues & Ps.35 million increase in Pay TV revenues.

During the fourth quarter of 2012, revenues from the residential business totaled Ps.261 million, or a 10% increase in comparison to the Ps.237 million registered in the same period 2011.

ARPU (average revenue per unit) for the residential business for 2012 was Ps.174 which is 5% less than the Ps.183 recorded in 2011.

Residential RGU per customer increased from 1.7 registered in 2011 to 1.8 at year end 2012.

Commercial

Commercial revenues represented 29% of the total revenues during 2012, compared to 26% registered in 2011. Revenues in the Commercial Business reached Ps.632 million, an increase of 4% in comparison to Ps.608 million recorded in 2011.

The 4% or Ps.24 million increase in revenues during 2012 is mainly explained by an increase in data revenues by Ps.23 million and a marginal incremental contribution of voice revenues by Ps.1 million.

During the fourth quarter of 2012, revenues from the commercial business totaled Ps.162 million, a 7% increase in comparison to the Ps.152 million registered in the same period 2011.

ARPU of the commercial business for 2012 reached Ps.780 which is 2% higher than the Ps.767 recorded in 2011. In addition, RGU per commercial customer increased from 19.2 in 2011 to 21.5 in 2012.

Public Telephony

Public Telephony represented 8% of total revenues during 2012. Revenues in this business unit totaled Ps.175 million, a decrease of 25% when compared to Ps.233 million in 2011. The decrease in revenues is attributed to a reduction in network usage, as a consequence of higher competition and mobile penetration. The ARPU for the year 2012 in Public Telephony was Ps.390, 19% lesser than the Ps.480 of 2011.

During the fourth quarter of 2012, revenues from the public telephony business totaled Ps.41 million, a 23% decrease in comparison to the Ps.53 million registered in the same period 2011.

Wholesale

In 2012, Wholesale revenues decreased by 29% to reach Ps.374 million, in comparison to the Ps.527 million registered during the same period in the previous year. The decrease in Wholesale business revenues is attributable lo lesser tariffs as a consequence of an intense competition on this sector.

During the fourth quarter of 2012, revenues from the Wholesale business totaled Ps.103 million, a 33% decrease in comparison to the Ps.154 million registered in the same period 2011.

Other Revenue

Other revenues contributed marginally and reached Ps.17 million, similar to the figure reported in 2011. For the fourth quarter of 2012, other revenues totaled Ps.4 million, similar to the Ps.4 million registered in the same period 2011.

Network Operation Cost

Network Operation Costs in 2012 increased by 5% or Ps.42 million to reach Ps.812 million in comparison to Ps.770 million in 2011. This increase was mainly due to a 25% or Ps.30 million increase in technical expenses and a Ps.13 million increase in network operating services.

The Ps.30 million increase in technical expenses was mainly driven by higher:

1.              Leasing of sites by Ps.12 million;

2.              Network maintenance by Ps.6 million; and,

3.              Electricity consumption by Ps.4 million.

During the fourth quarter of 2012, network operation costs totaled Ps.211 million, a 28% increase when compared to the Ps.169 million registered in the same period of last year.

SG&A

SG&A expenses were Ps.700 million in 2012, 12% or Ps.96 million above the Ps.796 million reported in 2011. The Ps.96 million decrease was mainly driven by lower expenses in payroll, sales, billing and bad debt. These savings were partially offset by higher warehouse and office leases and maintenance in furniture and computing equipment.

During the fourth quarter of 2012, SG&A expenses totaled Ps.183 million, 20% below the Ps.228 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 2012 was Ps.690 million, a decrease of 15% or Ps.120 million in comparison to Ps.810 million registered in 2011. EBITDA Margin was 31% during the period, lesser that the 34% registered in 2011. During the fourth quarter of 2012, EBITDA amounted to Ps.177 million, a 13% decrease in comparison to Ps.203 million recorded in 2011. EBITDA margin for the fourth quarter of 2012 was 31%, lower than the 34% registered in the same period of 2011.

Adjusted EBITDA for 2012 was Ps.693 million, 15% lower than Ps.813 million registered in 2011. Adjusted EBITDA Margin was 31% during the year, lower than the 34% recorded in 2011. During the fourth quarter of 2012, Adjusted EBITDA amounted to Ps.178 million, a 10% decrease in comparison to Ps.198 million recorded in the same period of 2011. Adjusted EBITDA margin for the fourth quarter of 2012 was 31%, lesser than the 34% registered during the same period of 2011.

Operating Income

The Company recorded an operating loss for 2012 of Ps.64 million in comparison to an operating income of Ps.10 million for the same period of 2011. For the fourth quarter of 2012 the company reported an operating loss of Ps.50 million, in comparison to an operating loss of Ps.26 million reported in the same period last year.

Depreciation charges during the quarter were Ps.137 million, a 15% decrease when compared to Ps.162 million reported during the same period of 2011.

Net Finance Cost

During the year, the Company registered a net finance cost of Ps.56 million, a Ps.481 million decrease when compared to Ps.538 million in the same period of 2011.

	4Q12	4Q11	ΔPs.	YTD12	YTD11	ΔPs.
Interest Expense	74	85	(11)	315	310	5
Interest (Income)	(129)	(1)	(128)	(141)	(3)	(138)
Exchange Rate (Gain) Loss – Net	28	107	(79)	(118)	230	(348)
Total	(27)	190	(217)	56	538	(481)

The lower net finance cost for 2012 was mostly the outcome of a twofold effect, by one hand a Ps.141 million of interest income, and by the other hand a Ps.118 million of exchange gain, which compares favorably with the Ps.538 million of net finance cost registered in 2011; as a bottom line, we had a sharp decrease YoY in the net finance cost stemming from a lower Peso exchange rate.

During the fourth quarter of 2012, net finance cost for the Company reached a net gain of Ps.27 million, compared to the Ps.190 million loss recorded in the same period of 2011.

Taxes

The Company recorded during the period Ps.16 million of tax charges, stemming from deferred income tax provisions and income taxes.

Net Income

The Company posted a net loss during 2012 of Ps.136 million, in comparison to a net loss of Ps.513 million reported in 2011. For the fourth quarter of 2012, the Company registered a net loss of Ps.39 million in comparison to the net loss of Ps.201 million recorded in the same period of 2011.

Liquidity and Capital Sources

Millions of Pesos	For the year ended 2012	For the year ended 2011
Resources from Operations and Working Capital	769	655
CAPEX	(581)	(345)
Free Cash Flow	188	310
Financing Activities	(438)	(288)
Cash and Cash Equivalents at the Start of the Period	397	375
Cash and Cash Equivalents at the End of the Period	147	397

Millions of Pesos	Quarter Ended December 31, 2012	Quarter Ended December 31, 2011
Resources from Operations and Working Capital	245	159
CAPEX	(225)	(54)
Free Cash Flow	20	105
Financing Activities	(271)	(153)
Cash and Cash Equivalents at the Start of the Period	397	444
Cash and Cash Equivalents at the End of the Period	147	397

Capital Expenditures

Capital Expenditures during the period totaled Ps.581 million, higher than the Ps.345 million recorded in 2011. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network.

For the fourth quarter of 2012, capital expenditures reached Ps.225 million, higher than the Ps.54 million recorded in the same period of 2011.

Indebtedness

At December 31, 2012 the Company reported its Indebtedness level at Ps.2,359 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.33 times and the Net Debt to EBITDA is at 3.12 times.

Additional Information

Transition to IFRS

The consolidated financial statements that will be issued by the Company for the year ended as of the 31st December, 2012, will be their  first annual financial statements according to IFRS. The kickoff of date for the transition was 1st of January, 2011. In the preparation of these financial statements the Company applied the IFRS 1, according to which will apply the relevant mandatory exceptions and certain optional exceptions to the retrospective acknowledgement of the IFRSs, as described below:

i)                                         The Company applied the mandatory exception for accounting estimates, regarding to be consistent with the realized estimates under the same period, according to the “Normas de Información Financieras (NIF)”.

ii)                                     The Company will apply the financial coverage accounting principles solely if the coverage relation accomplishes the established criteria as stated in IFRS as of the transition date.

The Company has chosen the following optional exceptions to the retrospective application of IFRSs, as follows:

i)                                         It will apply the business combination exception. Therefore, the business combinations that happened before the transition date have not been reformulated.

ii)                                      It will apply the assumed cost exception. Therefore, it has been chosen to use the revaluated amount under “NIF” as of the transition date as its assumed cost, for certain assets under the labeled of “Telephone network systems and equipment”.

iii)                                   It was applied the employee´s benefits exception. Therefore, all actuarial income and losses are acknowledged as of the transition date.

Effects of adoption to IFRS in the Consolidated Statement of Financial Position:

Adjustments	Description	31 Dec 2011	01 Jan 2011
	Shareholders´ equity under Mexican Financial Reporting Standard (MFRS)	$2,459,052	$2,990,526
a.	Cancellation effects in hyperinflationary economies	(191,827)	(203,479)
b.	Derivative financial instruments	(2,341)	(8,402)
c.	Recognition accrual of effective interest method	6,581	6,210
d.	Employee Benefits	33,080	25,602
e.	Changes in existing decommissioning, restoration and similar liabilities	—	—
f.	Deferred taxes	(6,722)	(4,480)
	Subtotal of adjustments	(161,229)	(184,549)
Shareholders equity under International Financial Reporting Standards (IFRS)		$2,297,823	$2,805,977

Effects of adoption to IFRS in the Consolidated Statement of Comprehensive income:

Adjustments	Description	For the period ended December 31, 2011
Net loss under MFRS		$(536,456)
	Other comprehensive income	—
	Comprehensive net loss under MFRS	(536,456)
a.	Cancellation effects in Hyperinflationary economies	11,652
b.	Derivative financial instrument	6,062
c.	Recognition accrual of effective interest method	371
d.	Employee Benefits	7,477
e.	Changes in existing decommissioning, restoration and similar liabilities	—
f.	Deferred taxes	(2,243)
	Subtotal of adjustments	23,319

Total Comprehensive loss for the period under IFRS		$(513,137)

Notes to the reconciliations

According to IFRS 29, Financial Reporting in Hyperinflationary Economies, When an economy ceases to be hyperinflationary and an entity discontinues the preparation and presentation of financial statements prepared in accordance with this Standard, it shall treat the amounts expressed in the measuring unit current at the end of the previous reporting period as the basis for the carrying amounts in its subsequent financial statements.  The Mexican economy ceased to be hyperinflationary in 1999 and, consequently, inflationary effects that were recognized by the Company from 1999 until December 31, 2007 under MFRS were reversed.

According to IAS 39, Financial Instruments: Recognition and Measurement (for entities that have not yet adopted IFRS 9), an embedded foreign currency derivative in a host contract that is not a financial instrument is closely related to the host contract provided it is not leveraged, does not contain an option feature, and requires payments denominated in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade), therefore, the embedded derivative is not accounted for separately from the host contract. Therefore, the effects of the embedded derivative that were recognized by the Company under MFRS were reversed.

According to IAS 39, when a financial liability is recognized initially, an entity shall measure it at its fair value less, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.  Under MFRS, the Company recognized an asset for these costs amortizing it using the straight-line method. Therefore, the asset and its amortization recognized by the Company under MFRS were reversed.  After initial recognition, an entity shall measure financial liabilities at amortized cost using the effective interest method.  Therefore, the Company recalculated the financial liability using the accrual of interest effective interest method.

According to IAS 19, Employee Benefits, an entity shall recognize termination benefits as a liability and an expense when, and only when, the entity is demonstrably committed to either: terminate the employment of an employee or group of employees before the normal retirement date; or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.  Since the Company is not demonstrably committed the effects of the termination liability recognized by the Company under MFRS were reversed.

According to IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, changes in the measurement of an existing decommissioning, restoration and similar liability that result from changes in the discount rate, when the related asset is measured using the cost model shall be added to, or deducted from, the cost of the related asset in the current period. Therefore the Company calculated the corresponding effects from changes in the discount rate and recognized them in the carrying value of the asset and its related liability.

According to IFRS 1, A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRSs as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to fair value; or cost or depreciated cost in accordance with IFRSs, adjusted to reflect, for example, changes in a general or specific price index.  IFRS does not restrict the use of fair value as deemed cost to entire classes of asset.  The Company elected to use previous GAAP revaluation for the value of certain items of telephone network systems and equipment as deemed cost.

According to IAS 39, when measuring the fair value of a liability, the effect of the entity’s credit risk (credit standing) and any other factors that might influence the likelihood that the obligation will or will not be fulfilled should be taken into account. Therefore the Company calculated the corresponding effects of the credit risk in the fair value measurement and recognized them in the carrying value of the derivative financial instrument.

According to IAS 12, Income taxes, the deferred tax was re-calculated using the carrying amount of the assets and liabilities under IFRS.

All the effects of transition to IFRS were recorded in retained earnings.

Reclassifications were performed to present lines in the statement of comprehensive income according to IAS 1, Presentation of Financial Statements.

###

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

Thousand of Mexican Pesos (“Ps.”)

	As of December 31,		As of December 31,
	2012		2011
ASSETS:
CURRENT ASSETS:
Cash and financial instruments	Ps.	146,516	Ps.	396,580
	146,516		396,580
Accounts receivable:
Customers, net of allowance	614,674		654,740
Value added tax refundable	49,668		88,554
Other sundry debtors	72,775		46,236
	737,117		789,530

Inventory	17,512		8,895
Prepaid expenses	16,047		25,109
Total current assets	917,192		1,220,114

Frequency rights, net	17,123		20,095
Telephone network systems and equipment, net	3,952,246		3,956,307
Intangible assets, net	59,203		107,324
Financial instruments	32,141		81,641
Deposits	7,769		7,709
Deferred taxes	14,273		17,368
Other assets	2,151		2,151

Total assets	Ps.	5,002,098	Ps.	5,412,709

LIABILITIES
CURRENT LIABILITIES:
Interest payable	11,920		14,372
Accounts payable and accrued expenses	437,797		235,474
Notes payable	5,488		2,975
Customers deposits	2,152		2,051
Payroll and other taxes payable	22,486		34,626
Total current liabilities	479,843		289,498

LONG-TERM LIABILITIES:
Senior notes	2,282,774		2,744,287
Notes payable	5,173		6,141
Other accounts payable	30,970		39,650
Deferred taxes	4,480		4,480
Pensions and post-retirement obligations	4,198		2,485
Other long term liabilities	29,333		28,345
Long Term Liabilities	2,356,928		2,825,388
Total liabilities	Ps.	2,836,771	Ps.	3,114,886

SHAREHOLDERS’ EQUITY
Capital stock	4,814,428		4,814,428
Premium on capital stock	4,105		817,054
Accumulated deficit	(2,517,118)		(2,820,522)
Net profit (loss) for the period	(136,088)		(513,137)
Total shareholders’ equity	Ps.	2,165,327	Ps.	2,297,823

Total liabitilies and equity	Ps.	5,002,098	Ps.	5,412,709

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

Thousand of Mexican Pesos (“Ps.”)

	3 months ended December 31,						12 months ended December 31,
	2012		%	2011		%	2012		%	2011		%

TOTAL REVENUES	Ps.	571,340	100%	Ps.	600,023	100%	Ps.	2,201,252	100%	Ps.	2,375,941	100%

Network operating services		175,625	31%		144,254	24%		655,770	30%		642,428	27%
Technical expenses		33,460	6%		21,562	4%		146,539	7%		116,892	5%
Installation expenses		2,368	0%		2,889	0%		9,777	0%		10,937	0%
Cost of network operation		211,453	37%		168,705	28%		812,086	37%		770,257	32%

GROSS PROFIT		359,887	63%		431,318	72%		1,389,166	63%		1,605,684	68%

Selling, general and administrative expenses		182,582	32%		228,019	38%		699,611	32%		795,544	33%

EBITDA		177,305	31%		203,299	34%		689,555	31%		810,140	34%

Depreciation and amortization		137,070			162,190			576,565			668,655
Other (Income) Expense		90,318			66,848			171,279			123,761
Restructuring		—			—			5,899			8,129

Operating income (loss)		(50,083)			(25,739)			(64,188)			9,595

Comprehensive (income) cost of financing:
Interest expense		73,982			84,987			314,666			310,178
Interest (income) loss, net		(129,351)			(1,354)			(140,745)			(2,748)
Exchange (income) loss, net		28,240			106,654			(117,581)			230,192
		(27,129)			190,287			56,340			537,622

INCOME (LOSS) BEFORE TAXES		(22,954)			(216,026)			(120,528)			(528,027)

Taxes:
Income tax		11,952			11,726			11,952			11,726
Defered Income Tax		3,656			(26,616)			3,608			(26,616)
Total tax		15,608			(14,890)			15,560			(14,890)

NET INCOME (LOSS)	Ps.	(38,562)		Ps.	(201,136)		Ps.	(136,088)		Ps.	(513,137)

Adjusted EBITDA		178,484			198,127			692,872			813,238
% of revenue adjusted EBITDA		31%			33%			31%			34%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		799,013			812,882			799,013			812,882

Earnings per share basic		(0.05)			(0.25)			(0.17)			(0.65)
Earnings per share diluted		(0.05)			(0.25)			(0.17)			(0.63)

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY IFRS

Thousand of Mexican Pesos (“Ps.”)

			Additional						Total
	Capital		paid-in				Repurchase		shareholders’
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2010	Ps.	4,814,428	Ps.	813,135	Ps.	(2,820,522)	Ps.	(1,062)	Ps.	2,805,979

Stock option plan			3,919						3,919

Repurchase of shares							1,062		1,062

Comprehensive net loss					(513,137)				(513,137)

Balances as of December 31, 2011	Ps.	4,814,428	Ps.	817,054	Ps.	(3,333,659)	Ps.	—	Ps.	2,297,823

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY IFRS

Thousand of Mexican Pesos (“Ps.”)

			Additional						Total
	Capital		paid-in				Repurchase		shareholders’
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2011	Ps.	4,814,428	Ps.	817,054	Ps.	(3,333,659)	Ps.	—	Ps.	2,297,823

Reclasification of Additional paid-in Capital to Deficit			Ps.	(817,054)	Ps.	817,054			—

Stock option plan			3,592						3,592

Comprehensive net loss					(136,088)				(136,088)

Balances as of December 31, 2012	Ps.	4,814,428	Ps.	3,592	Ps.	(2,652,693)	Ps.	—	Ps.	2,165,327

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (“Ps.”)

	3 months ended December 31,				12 months ended December 31,
	2012		2011		2012		2011

Operating Activities:
Income before taxes	Ps.	(22,954)	Ps.	(216,026)	Ps.	(120,528)	Ps.	(528,027)

Items without cash flow	2,577		112,781		583,733		991,861
Cash flow from income/loss before taxes	(20,377)		(103,245)		463,205		463,834

Cash flow from:
Accounts receivables	125,604		308,445		121,486		248,474
Inventory	(3,911)		4,582		(8,746)		18,752
Accounts payables	119,324		(103,645)		194,630		(158,691)
Other assets and liabilities	36,606		64,843		10,571		94,000
Income taxes	(11,952)		(11,726)		(11,952)		(11,726)
Cash flow from operation activities	265,671		262,499		305,989		190,809

Net cash flow from operating activities	245,294		159,254		769,194		654,643

Cash flow from:
Telephone network systems and equipment, net	(209,528)		(31,286)		(521,097)		(254,942)
Other intangible assets	(15,000)		(22,500)		(60,000)		(90,000)
Cash flow from capital expeditures	(224,528)		(53,786)		(581,097)		(344,942)

Cash in excess/(required) to be used in financing activities	20,766		105,468		188,097		309,701

Cash flow from :

Senior notes	(182,302)		—		(182,302)		—
Vendor financing	1,227		887		1,544		2,503
Additional paid in capital	1,444		(5,256)		3,592		3,918
Other financing activities	(91,368)		(148,626)		(260,995)		(294,766)
Cash flow from financing activities	(270,999)		(152,995)		(438,161)		(288,345)

Increase (decrease) in cash and temporary investments	(250,233)		(47,527)		(250,064)		21,356

Cash and financial instruments at beginning of the period	396,749		444,107		396,580		375,224
Cash and cash equivalents at the end of the period	Ps.	146,516	Ps.	396,580	Ps.	146,516	Ps.	396,580